AUGUST TECHNOLOGY

Moderator: Jeff O’Dell

04-28-05/10:00 a.m. CT

Confirmation # 1273041

Filed by August Technology Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  August Technology Corporation

Commission File No. 000-30637

At 10:00 a.m. on April 28, 2005, August Technology Corporation held a conference call, discussing its 2005 first quarter financial results and its proposed merger with Nanometrics Incorporated pursuant to the Agreement and Plan of Merger and Reorganization dated January 21, 2005 by and among Nanometrics Incorporated, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August Technology.  Below are excerpts from the transcript of this conference call.  Three asterisks (***) indicate where discussion unrelated to the Merger and the Merger Agreement has been omitted.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) have filed a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation.  Investors and security holders are urged to read the joint proxy statement/prospectus because it contains important information about the transaction.  The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation on March 28, 2005, and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of August Technology Corporation with respect to the transactions contemplated by the Nanometrics merger agreement. Information regarding such officers and directors is included in August Technology Corporation’s Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 29, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

AUGUST TECHNOLOGY

Moderator: Jeff O’Dell

April 28, 2005

10:00 a.m. CT

Operator:  Thank you for standing by everyone and welcome to this August Technology first quarter 2005 earnings conference call.  Just a quick reminder, this conference is being recorded.

Now, at this time, for opening remarks and introductions, I’d like to turn the conference over to the Chairman and CEO Mr. Jeff O’Dell.  Please go ahead, sir.

Jeff O’Dell:  Thanks Mike.  Good morning and welcome to August Technology’s first quarter 2005 conference call.  We thank each of your for your interest in our company and participation in this call.

My name is Jeff O’Dell, Chairman and CEO.  With me today are Stan Piekos, our Chief Financial Officer; Scott Gabbard, our VP of Finance and Lynn Davis, who joined us about one month ago as our President and Chief Operating Officer.  I’ll have some opening comments on some recent changes at August Technology but before I do, let me ask Stan to provide some guidance on the call.  Stan.

Stan Piekos:  Thanks and good morning.  Under the Safe Harbor Provisions of the Securities Reform Act, we’d like to be clear.  We will be making forward-looking statements, during this call and our actual results may differ materially from those projected in these statements.  As you know, these statements may involve risk and uncertainties.  Please refer to our press release of this morning and to our recently filed SEC documents, which we discuss risk factors that could affect these forward-looking statements.

Our earnings release was issued this morning before the NASDAQ opening.  If you haven’t received a copy you can view it on our Web site at www.augusttech.com.

Please note that we are (Web casting) today’s call and will have a replay available on our Web site shortly after the conclusion of the call and continuing for two weeks following this call.  If you have any questions regarding the press release, Webcast or replay, please call 952-820-0080 for assistance.

Jeff, please begin.

* * *

Stan Piekos:  In January, we entered into an agreement to merge with Nanometrics, a leading pure play metrology company.  Within three weeks, two other inspection and metrology companies publicly announced separate proposals for strategic combinations with August Technology.  After careful review of the data and consultation with our advisors, our Board decided it should further examine these proposals and consistent with the provisions in the Nanometrics merger agreement, we provided, to the other parties, a confidentiality agreement with the appropriate provisions, allowing us to exchange information without jeopardizing the Nanometrics merger agreement.

We also continue the process of gaining approvals required to effect the Nanometrics merger.  In March, we’re advised that we had received notification of early termination of the waiting period under the Hart-Scott-Rodino Act.  We filed the extensive SEC Form S-4 Joint Proxy Statement Prospectus and at this point, we are engaged in the review of the SEC comments regarding that filing.  Once the SEC review is completed and the S-4 is declared effective, consistent with the provisions of the Nanometrics merger agreement, we will call for a Shareholder Meeting to vote on the merger within 45 days of that effective date.

In March, the Department of Justice advised that it had commenced an investigation into the competitive aspects of the offers submitted to August Technology on Rudolph Technologies and KLA-Tencor.  August Technology is cooperating with that investigation.

In April, August Technology and Rudolph announced the execution of a confidentiality agreement and both parties are exchanging information and have begun discussions regarding Rudolph’s previously announced merger offer.  We are unable to provide any further comments on the merger transaction or related discussions, at this time.

With that proviso, operator, we are now prepared to take questions from the participants.

Operator:  Thank you very much, sir.  At this point if you would like to ask a question, please press star one on your telephone keypad.  If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment and once again if you do have a question, that’s star one.

We’ll take our first question from Stuart Muter with RBC Capital.

* * *

Stuart Muter:  OK, thanks Jeff and one final question for Stan.  Do you have an idea how much merger-related expenses will be this quarter?

Stan Piekos:  No, I don’t other than we’ll stick with the total estimate we provided with the S-4, which upon successful completion of the merger would amount to 4.5 million, much of that is (excess) fee, so obviously, ((inaudible)) know here is the length of the process to clear the S-4 filing process, so really can’t estimate that.  I wouldn’t expect to be as high, at this point, as it was in Q1 but there’s a long way to go and a long process to go through.

Stuart Muter:  OK, thanks gentlemen.

Operator:  Just another quick reminder, that is star one if you do have a question.  And we’ll next take our question from Robert Maire with Needham & Company.

Robert Maire:  Yes, hi.  Could you give us a little sense as to the linearity of business in the quarter and what you’ve seen since the quarter ended, as — were things sort of normal hockey stick-like quarter?  I’ve heard different comments from others in the industry regarding different linearity in different sectors.

Stan Piekos:  Robert, Stan Piekos.  Good to hear your voice again.  We have an awful lot of new products in our revenue cycle, so we go out for sign-off, so as a result, we are traditionally — we’re pretty well skewed in the third quarter — third month of the quarter.  With that said, we didn’t see any change in our distribution pattern between the first two months and last month.  As I indicated to the earlier question, I think from Stuart, we did see some merger transaction-related — a pause on some of the new orders and new customer activity, in the early part of the quarter, January and February but that did come back and as I indicated, we’ve, actually, had some nice activity here in early April on the new bookings.

* * *

Operator:  Just as another reminder, that is star one if you do have a question or a comment.  And we’ll next go to Ben Stoller of HS Capital.

* * *

Ben Stoller:  Good numbers.  I have a couple questions on the process here.  I just want to make sure I understand all the moving pieces with KLA-Tencor and Rudolph and Nano.  As I see it today, we only have one bona fide offer for the company, which is Nano, which is a deal that the Board’s going to stand behind until we have a bona fide offer either from Rudolph or KLA-Tencor, is that correct?

Stan Piekos:  That’s correct.

Ben Stoller:  So, basically, we have nothing to vote on but the Nano deal, at this point anyway until we’ve entered into further discussions or get an actual proposal from one of those two companies.

Stan Piekos:  That is correct.

Ben Stoller:  OK, why would the Board put forward the vote anyway, in terms of knowing the results will probably be voting down that transaction?  Is there — do we have a specific reason or should we address Rudolph and KLA?  Have we signed a confidentiality agreement, by the way, with KLA or just Rudolph?

Stan Piekos:  No we haven’t.  We provided to KLA the same confidentiality agreement that Rudolph signed and they have been unwilling to accept it, so to your question, as we stated when we announced the transaction, we believe because of the movement in the market and now is the right time, from a business perspective, for a strategic merger with the right partner, with a front-end presence and complementary presence to move this forward and frankly, I think others might recognize that if we don’t move forward that that could be good for them.  So we are moving ahead with the offer that we signed up for and we’re doing it in an environment where there’s, at least, some changing dynamics.

Ben Stoller:  I understand and you still remain committed to maximizing shareholder value, as well?

Stan Piekos:  Absolutely.

Ben Stoller:  Very good, thank you sir.

* * *

Operator:  The next question will come from Louis Sarkes of Chesapeake Partners.

Louis Sarkes:  ((inaudible)).  Just and maybe you can clarify a little bit, you indicated that you provided the same confidentiality agreement to KLA and they’ve been unwilling to sign it.  Are there any provisions that they find, you know, especially onerous or why won’t they sign something that two other people have you know, found acceptable?

Male:  It’s a good question.

Stan Piekos:  Yes.  I don’t know.  I suspect Louis that’s probably a question bests addressed to them and I don’t have the specifics.  All I can tell you, is they have the same agreement that the other parties have found acceptable and they’ve chosen not to do anything and there’s been no specifics beyond that.

Louis Sarkes:  OK, thank you.

Operator:  Just another reminder, that is star one if you do have a question or a comment.  There appear to be no further questions, at this point; I’ll turn the conference back to you gentlemen for any additional and closing remarks.

Jeff O’Dell:  OK Mike, thank you.  This is Jeff O’Dell.  Again, thank you everybody for joining our conference call, showing interest in our company and we will see you next quarter.  Thank you.

Operator:  That does conclude this conference call.  Thank you all for joining us and have a wonderful day.

END